Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number: 333-64815

                                     [LOGO]



                   (Holding Company for The Jacksonville Bank)

                           JACKSONVILLE BANCORP, INC.

                                Supplement No. 2
                      To Prospectus Dated February 9, 1999

       This supplement dated March 1, 1999, is intended to amend the Prospectus dated February 9, 1999 through which Jacksonville Bancorp, Inc. is offering for sale a minimum of 800,000 shares of common stock and a maximum of 1, 500,000 shares of

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  common stock at a price of $10.00 per share. This supplement is intended to be read in conjunction with and supersede the prospectus to the extent that any information in this supplement conflicts with information provided in the prospectus.


                              TERMS OF THE OFFERING

       Terms of Purchase. We have decided to extend the offering period until April 30, 1999. The offering period will now expire on April 30, 1999, unless we extend the offering period for up to an additional 91 days. Unless the minimum capital of $8,000,000 is raised by the expiration of the offering period, the offering will be terminated and subscription funds, including income earned thereupon, will be returned to each subscriber pro rata.









  This Supplement No. 2 to the Jacksonville Bancorp, Inc. Prospectus dated February 9, 1999 contains material information about the Jacksonville Bancorp, Inc. common stock offering. Please read this supplement carefully.